UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Endeavor Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.00001 per share

(Title of Class of Securities)

29260Y109

(CUSIP Number)

Andrew J. Schader, Esq.

Silver Lake

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

(212) 981-5600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Daniel N. Webb, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

July 22, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 29260Y109	Page 2

1.	Names of Reporting Persons. SLP West Holdings, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of Endeavor Group Holdings, Inc. (the “Issuer”), entities which previously held such securities (the “Transferring Holders”) transferred such securities to newly-formed limited partnerships (the “HoldCos”) which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3 of the Securities Exchange Act of 1934, as amended (“Rule 13d-3”).

CUSIP NO. 29260Y109	Page 3

1.	Names of Reporting Persons. SLP West Holdings II, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 4

1.	Names of Reporting Persons. Silver Lake Partners IV DE (AIV IV), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 5

1.	Names of Reporting Persons. SLP IV West Feeder I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 6

1.	Names of Reporting Persons. SLP IV Basquiat Feeder I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 7

1.	Names of Reporting Persons. Silver Lake Partners IV DE (AIV III), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 8

1.	Names of Reporting Persons. Silver Lake Technology Investors IV (Delaware II), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 9

1.	Names of Reporting Persons. Silver Lake Technology Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 10

1.	Names of Reporting Persons. SLP West Holdings III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 11

1.	Names of Reporting Persons. SLP West Holdings IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 12

1.	Names of Reporting Persons. SLP West GP Holdings, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 13

1.	Names of Reporting Persons. SLTA IV (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 14

1.	Names of Reporting Persons. SLP West Holdings Co-Invest II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 15

1.	Names of Reporting Persons. SLP West Holdings Co-Invest Feeder II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 16

1.	Names of Reporting Persons. SLP Co-Invest GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 17

1.	Names of Reporting Persons. SL SPV-1 Feeder I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 18

1.	Names of Reporting Persons. SLTA SPV-1, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 19

1.	Names of Reporting Persons. SLTA SPV-1 (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 20

1.	Names of Reporting Persons. SLP West Holdings Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 21

1.	Names of Reporting Persons. SLP Denali Co-Invest GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 22

1.	Names of Reporting Persons. Silver Lake Technology Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 23

1.	Names of Reporting Persons. SLTA III (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 24

1.	Names of Reporting Persons. Silver Lake Partners VI DE (AIV), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 25

1.	Names of Reporting Persons. Silver Lake Technology Investors VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 26

1.	Names of Reporting Persons. Silver Lake Technology Associates VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 27

1.	Names of Reporting Persons. SLTA VI (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 28

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

CUSIP NO. 29260Y109	Page 29

1.	Names of Reporting Persons. Silver Lake West HoldCo, L.P
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 82,633,568
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 82,633,568

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 82,633,568
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 24.2% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 30

1.	Names of Reporting Persons. Silver Lake West HoldCo II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 91,480,988
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 91,480,988

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,480,988
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 35.3% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 31

1.	Names of Reporting Persons. Silver Lake West VoteCo, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 174,114,556
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 174,114,556

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,114,556
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.0% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

CUSIP NO. 29260Y109	Page 32

1.	Names of Reporting Persons. Egon Durban
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 174,114,556
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 174,114,556

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 174,114,556
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 51.0% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)

In connection with an internal reorganization by certain affiliates of Silver Lake Group, L.L.C. of their holdings of securities of the Issuer, the Transferring Holders transferred such securities to the HoldCos which now hold such securities for the benefit of such Transferring Holders and, as a result, certain Reporting Persons no longer beneficially own securities of the Issuer as defined under Rule 13d-3.

The ownership percentage set forth above, calculated pursuant to Rule 13d-3, is based on the total number of shares of Class A Common Stock outstanding plus the number of Endeavor Operating Company Units beneficially owned by the Reporting Person, if any. See Item 5 for further information regarding the aggregate beneficial ownership of the Reporting Persons.

Explanatory Note

This Amendment No. 1 (the “Amendment”) amends the statement on Schedule 13D originally filed by certain of the Reporting Persons (as defined below) on May 13, 2021 (the “Original Schedule 13D”, and as amended, the “Schedule 13D”) relating to the Class A common stock, par value $0.00001 per share (the “Class A Common Stock”), of Endeavor Group Holdings, Inc., a Delaware corporation (the “Issuer”).

This Amendment is being filed in connection with an internal reorganization of securities of the Issuer held by certain investment funds affiliated with Silver Lake Group, L.L.C. (“Silver Lake Funds”), whereby certain direct and indirect holders of securities transferred their interests in the Issuer to certain affiliated entities. Following such transfers, all securities of the Issuer previously directly held by such investment funds are now held directly by either Silver Lake West HoldCo, L.P. (“West HoldCo”) or Silver Lake West HoldCo II, L.P. (“West HoldCo II”, and together with West HoldCo, the “HoldCos”). Egon Durban, a Co-CEO and Managing Partner of Silver Lake Group, L.L.C. and a director of the Issuer, is the managing member of Silver Lake West VoteCo, L.L.C., which is the general partner of the HoldCos. The aggregate amount of securities directly and indirectly owned by Silver Lake and its affiliates has not changed as a result of such reorganization. Such transfer did not otherwise represent any change in economic ownership of any of the Silver Lake Funds or their affiliates in any securities of the Issuer.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

(a) and (f) The following are hereby added as filing persons to this Schedule 13D and the term “Reporting Persons” shall be deemed to include the following, each of which entities is a Delaware entity:

1.	Silver Lake West HoldCo, L.P. (“West HoldCo”),

2.	Silver Lake West HoldCo II, L.P. (“West HoldCo II” and together with West HoldCo, the “HoldCos”),

3.	Silver Lake West VoteCo, L.L.C. and

4.	Egon Durban (a United States citizen).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit F.

(b) and (c)

Egon Durban is the managing member of Silver Lake West VoteCo, L.L.C., which is the general partner of the HoldCos.

The principal business of West HoldCo and West HoldCo II is to invest in securities. The principal business of Silver Lake West VoteCo, L.L.C. is to act as the general partner of West HoldCo and West HoldCo II. Mr. Egon Durban is a Co-CEO and Managing Partner of Silver Lake Group, L.L.C.

The principal office of each of the Reporting Persons is located at c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, California 94025.

Certain information concerning the identity and background of each of the managing members of SLG is set forth in Annex A attached hereto, which is incorporated herein by reference in response to this Item 2.

(d) and (e) None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons listed on Annex A has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in the Explanatory Note to this Amendment and Item 5 is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in the Explanatory Note to this Amendment is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

(a) – (b) The Reporting Persons may be deemed to beneficially own an aggregate of 174,114,556 shares of the Issuer’s Class A Common Stock, or 51.0% of the Class A Common Stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), based on shares of Class A Common Stock held and Endeavor Operating Company Units which are exchangeable (along with an equal number of shares of Class X Common Stock) for either cash (at the Issuer’s election, subject to certain conditions) or shares of Class A Common Stock on a one-for-one basis, subject to adjustment.

The holders of Class A Common Stock, Class X Common Stock and Class Y Common Stock will vote together as a single class on all matters submitted to stockholders for their vote or approval, except as required by applicable law. Holders of Class A Common Stock and Class X Common Stock are entitled to one vote per share on all matters submitted to stockholders for their vote or approval. Holders of Class Y Common Stock are entitled to 20 votes per share on all matters submitted to stockholders for their vote or approval.

The shares of Class A Common Stock, shares of Class X Common Stock and shares of Class Y Common Stock owned by the Reporting Persons represent approximately 68% of the total voting power of Issuer’s common stock outstanding. Calculations of beneficial ownership and voting power described herein are based on 259,498,002 shares of Class A Common Stock, 188,450,111 shares of Class X Common Stock and 238,154,302 shares of Class Y Common Stock of the Issuer outstanding as of May 12, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on June 2, 2021.

Interests in the Issuer and Endeavor Operating Company are held through West HoldCo (holding (i) 495,494 shares of Class A Common Stock and (ii) 82,138,074 Endeavor Operating Company Units and an equal number of paired shares of Class X Common Stock and an equal number of shares of Class Y Common Stock) and West Holdco II (holding 91,480,988 shares of Class A Common Stock and 87,254,147 shares of Class Y Common Stock) following transfers to such entities of securities of the Issuer on behalf of the previous holders of such securities as follows:

Silver Lake Transferor	HoldCo Transferee	Class A Common Stock	Endeavor Operating Company Units	Class X Common Stock	Class Y Common Stock
SLP West Holdings, L.L.C.	West HoldCo	—	13,227,774	13,227,774	13,227,774
SLP West Holdings II, L.L.C.	West HoldCo	—	21,284,084	21,284,084	21,284,084
SLP IV West Feeder I, L.P.	West HoldCo II	27,830,244	—	—	27,830,244
SLP IV Basquiat Feeder I, L.P.	West HoldCo II	32,286,295	—	—	32,286,295
Silver Lake Partners IV DE (AIV III), L.P.	West HoldCo	—	25,055,370	25,055,370	25,055,370
Silver Lake Technology Investors IV (Delaware II), L.P.	West HoldCo	—	991,666	991,666	991,666
SLP West Holdings III, L.P.	West HoldCo	—	3,378,939	3,378,939	3,378,939
SLP West Holdings IV, L.P.	West HoldCo	—	1,166,346	1,166,346	1,166,346
SLP West Holdings Co-Invest II, L.P.	West HoldCo	127,826	9,565,989	9,565,989	9,565,989
SLP West Holdings Co-Invest Feeder II, L.P.	West HoldCo II	9,485,459	—	—	9,396,118
SL SPV-1 Feeder I, L.P.	West HoldCo II	17,741,490	—	—	17,741,490
SLP West Holdings Co-Invest, L.P.	West HoldCo	367,668	7,467,906	7,467,906	7,467,906
Silver Lake Partners VI DE (AIV), L.P.	West HoldCo II	3,830,911	—	—	—
Silver Lake Technology Investors VI, L.P.	West HoldCo II	306,589	—	—	—

Total		91,976,482	82,138,074	82,138,074	169,392,221

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A is set forth in Annex A and incorporated herein by reference in response to this Item 5.

The HoldCos, Ariel Emanuel, the Chief Executive Officer of the Issuer, Patrick Whitesell, the Executive Chairman of the Issuer, and certain entities they control, including Endeavor Executive Holdco, L.L.C. (collectively, the “Executive Parties”) and certain other equityholders of the Issuer are parties to a Stockholder Agreement (the “Stockholder Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, the Reporting Persons which beneficially own securities of the Issuer acknowledge and agree that they are acting as a “group” with the Executive Parties within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with the Executive Parties have separately made a Schedule 13D filing reporting their beneficial ownership of shares of Class A Common Stock.

(c) Except as set forth in the Explanatory Note to this Amendment and above, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Annex A, have effected any transaction in Class A Common Stock since the filing of the Original Schedule 13D.

(d) Not applicable.

(e) Following the transfers of securities as described herein, the previous Reporting Persons listed in the Original Schedule 13D ceased to be beneficial owners (as defined in Rule 13d-3) of more than 5% of the Class A Common Stock of the Issuer.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended and supplemented as follows:

F. Joint Filing Agreement by and among the Reporting Persons.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2021

SLP West Holdings, L.L.C.
By: Silver Lake Partners IV DE (AIV IV), its managing member
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP West Holdings II, L.L.C.
By: Silver Lake Partners IV DE (AIV IV), its managing member
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Partners IV DE (AIV IV), L.P.
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP IV West Feeder I, L.P.
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP IV Basquiat Feeder I, L.P.
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Partners IV DE (AIV III), L.P.
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Technology Investors IV (Delaware II), L.P.
By: Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Technology Associates IV, L.P.
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP West Holdings III, L.P.
By: SLP West GP Holdings, L.L.C, its general partner
By: SLTA IV (GP), L.L.C., its managing member
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP West Holdings IV, L.P.
By: SLP West GP Holdings, L.L.C, its general partner
By: SLTA IV (GP), L.L.C., its managing member
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP West GP Holdings, L.L.C.
By: SLTA IV (GP), L.L.C., its managing member
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLTA IV (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP West Holdings Co-Invest II, L.P.
By: SLP Co-Invest GP, L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP West Holdings Co-Invest Feeder II, L.P.
By: SLP Co-Invest GP, L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP Co-Invest GP, L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SL SPV-1 Feeder I, L.P.
By: SLTA SPV-1, L.P., its general partner
By: SLTA SPV-1 (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLTA SPV-1, L.P.
By: SLTA SPV-1 (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLTA SPV-1 (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP West Holdings Co-Invest, L.P.
By: SLP Denali Co-Invest GP, L.L.C., its general partner
By: Silver Lake Technology Associates III, L.P., its managing member
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLP Denali Co-Invest GP, L.L.C.
By: Silver Lake Technology Associates III, L.P., its managing member
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Technology Associates III, L.P.
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLTA III (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Partners VI DE (AIV), L.P.
By: Silver Lake Technology Associates VI, L.P., its general partner
By: SLTA VI (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Technology Investors VI, L.P.
By: Silver Lake Technology Associates VI, L.P., its general partner
By: SLTA VI (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Technology Associates VI, L.P.
By: SLTA VI (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

SLTA VI (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake Group, L.L.C.

By:	/s/ Andrew J. Schader
Name:	Andrew J. Schader
Title:	Managing Director and General Counsel

Silver Lake West HoldCo, L.P.
By: Silver Lake West VoteCo, L.L.C., its general partner

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Member

Silver Lake West HoldCo II, L.P.
By: Silver Lake West VoteCo, L.L.C., its general partner

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Member

Silver Lake West VoteCo, L.L.C.

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Member

Egon Durban

/s/ Egon Durban

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C., each of whom is a citizen of the United States.

Name	Business Address	Principal Occupation
Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Chairman and Managing Member of Silver Lake Group, L.L.C.

Gregory Mondre	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-CEO and Managing Member of Silver Lake Group, L.L.C.

Joseph Osnoss	c/o Silver Lake 55 Hudson Yards 550 West 34th Street, 40th Floor New York, NY 10001	Managing Partner and Managing Member of Silver Lake Group, L.L.C.

Other than Mr. Egon Durban, whose beneficial ownership is described in the Schedule 13D, none of the other persons listed above beneficially owns any shares of Class A Common Stock.